AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER __, 1994
                                                     REGISTRATION NO. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           Oakwood Homes Corporation
             (Exact name of registrant as specified in its charter)
           NORTH CAROLINA                                56-0985879
  (State or other jurisdiction of incorporation)           (I.R.S. Employer
                                                 Identification No.)
                    7025 ALBERT PICK ROAD, SUITE 301 (27409)
                                 P. O. BOX 7386
                          GREENSBORO, N.C. 27417-0386
                                  910/855-2400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      C. MICHAEL KILBOURNE, VICE PRESIDENT
                           OAKWOOD HOMES CORPORATION
                              POST OFFICE BOX 7386
                          GREENSBORO, N.C. 27417-0386
                                  910/855-2400
  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                     PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

       MYLES E. STANDISH, ESQ.                           VALERIE FORD JACOB, ESQ.
 KENNEDY COVINGTON LOBDELL & HICKMAN, L.L.P.     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
     NATIONSBANK CORPORATE CENTER                          ONE NEW YORK PLAZA
    100 NORTH TRYON STREET, SUITE 4200                    NEW YORK, N.Y. 10004
        CHARLOTTE, N.C. 28202                                 212/820-8000
             704/331-7400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS                 AMOUNT             PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
         OF SECURITIES TO                    TO BE                 OFFERING              AGGREGATE           REGISTRATION
           BE REGISTERED                   REGISTERED           PRICE PER UNIT         OFFERING PRICE            FEE

__% Convertible Subordinated
 Debentures Due 2004                     $ 86,250,000 (1)             100% (2)          $ 86,250,000 (2)          $29,742

Common Stock, $.50 par value                          (3)                 ---                       ---              None

(1) Includes $11,250,000 in principal amount of Debentures subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Such currently indeterminable number of shares as may be required for issuance upon conversion of the Debentures being registered hereby. This Registration Statement also applies to Rights under the Company's Shareholder Protection Rights Agreement which are attached to and tradeable only with the shares of Common Stock registered hereby. No registration fees are required for such shares and such rights as they will be issued for no additional consideration.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER __, 1994

PROSPECTUS
                                  $75,000,000

                                 [COMPANY LOGO]

                   % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004

    The   % Convertible Subordinated Debentures (the "Debentures") to be issued by Oakwood Homes Corporation ("Oakwood" or the "Company") will be convertible at any time prior to maturity, unless previously redeemed, into shares of common stock, par value $.50 per share, of the Company ("Common Stock") at a
conversion price of $      per share (equivalent to a conversion rate of
shares per $1,000 principal amount of Debenture), subject to adjustment under certain conditions. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "OH." On September , 1994, the last sale price of the
Common Stock as reported on the New York Stock Exchange was $      per share.
Interest on the Debentures will be payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1995.

    The Debentures are not redeemable prior to October 1, 1997. Thereafter, the Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus accrued interest. Upon a Change in Control, holders of Debentures will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Debentures at the principal amount thereof plus accrued and unpaid interest. See "Capitalization," "Use of Proceeds," and "Description of Debentures."

    The Debentures will be subordinate in right of payment to all existing and future Senior Indebtedness of the Company. The Debentures will also be effectively subordinated to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. As of June 30, 1994, outstanding Senior Indebtedness of the Company was approximately $__ million. In addition, as of such date, there was outstanding approximately $__ million of indebtedness and other liabilities of the Company's subsidiaries. The Company has applied to list the Debentures on the New York Stock Exchange under the symbol " ."


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



[Red Herring language -- See appendix]



                                                              PRICE TO       UNDERWRITING      PROCEEDS TO
                                                              PUBLIC(1)        DISCOUNT(2)     COMPANY(3)
Per Debenture  . . . . . . . . . . . . . . . . . . . . . . .     100%              %            $
Total (4)  . . . . . . . . . . . . . . . . . . . . . . . . . $75,000,000           $            $

    (1) Plus accrued interest, if any, from the date of initial issuance.

    (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."

    (3) Before deducting expenses payable by the Company estimated at $ .

    (4) The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional $11,250,000 principal amount of Debentures on the terms set forth above to cover over allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
be $86,250,000, $      and $      , respectively.See "Underwriting."

    The Debentures are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them subject to approval of certain legal matters by counsel for the Underwriters and certain other
conditions.   The Underwriters reserve the right to withdraw, cancel or modify
such offer and to reject orders in whole or in part.   It is expected that
delivery of the Debentures will be made in New York, New York, on or about
        , 1994.


MERRILL LYNCH & CO.
                  DONALDSON, LUFKIN & JENRETTE
                      SECURITIES CORPORATION
                                     MONTGOMERY SECURITIES
                                                         LEGG MASON WOOD WALKER
                                                           INCORPORATED



                 The date of this Prospectus is October , 1994.

[MAP TO BE INSERTED -- See appendix]



AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. See "Additional Information."


INCORPORATION BY REFERENCE


    The Company will provide, upon request, without charge to each person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents incorporated herein by reference except for certain exhibits to such documents. See "Incorporation of Certain Documents by Reference." Requests for such copies should be directed to Secretary, Oakwood Homes Corporation, Post Office Box 7386, Greensboro, North Carolina 27417-0386, telephone: 910/855-2400.


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

PROSPECTUS SUMMARY


    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. EXCEPT AS OTHERWISE NOTED, ALL APPLICABLE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS OTHERWISE INDICATED BY THE CONTEXT, REFERENCES IN THE PROSPECTUS TO THE "COMPANY" OR "OAKWOOD" INCLUDE THE COMPANY, ITS SUBSIDIARIES AND ITS PREDECESSORS. REFERENCES TO A FISCAL YEAR ARE REFERENCES TO A FISCAL YEAR ENDED SEPTEMBER 30 (E.G., "FISCAL 1993" SHALL MEAN THE COMPANY'S FISCAL YEAR ENDED SEPTEMBER 30, 1993).


THE COMPANY


    The Company, founded in 1946, designs, manufactures and markets manufactured homes and finances the majority of its sales. The Company currently operates five manufacturing plants in North Carolina and one manufacturing plant in Texas. At June 30, 1994, Oakwood's manufactured homes were sold exclusively at retail through approximately 145 Company-owned sales centers located principally in the southeastern and southwestern United States. Management believes that the Company's retail sales volume makes Oakwood the largest retailer of manufactured homes in the United States. The Company also develops, manages and sells manufactured housing rental communities and subdivisions and earns commissions on homeowners and credit life insurance written for the Company's customers.


    The Company provides installment financing for the majority of homes it sells. In fiscal 1993, financial services earnings accounted for approximately 47% of the Company's operating income. The Company believes that the ability to finance its sales provides it with a significant advantage over competitors which lack this ability. Internal financing of installment sale contracts has allowed the Company to broaden its sources of financing by obtaining funds directly from institutional investors and recently from public markets. The Company's ability to continue to finance installment sale contracts is dependent upon the continued availability of adequate sources of capital.


    As one of the two companies in the manufactured housing industry that combines manufacturing, retail sales and financing of manufactured homes, the Company believes it has a competitive advantage over others in the industry.
The Company's ability to control the design, manufacture and distribution of its homes enables it to plan its inventory requirements, to control the quality and servicing of its products and to respond promptly to changes in the retail market. In addition, the Company's ability to finance its sales allows the Company to make credit decisions promptly and to minimize the inconvenience to the customer of obtaining credit.


    The Company's goal is to further increase market share in its existing territory and to expand into geographic markets that the Company historically has not served. Since the beginning of fiscal 1992, the Company has added 52 sales centers, including 36 sales centers in Texas, New Mexico, Alabama, Oklahoma, Arizona, Missouri and Arkansas, states in which the Company previously had no locations. During the remainder of calendar 1994, the Company plans to add three manufacturing facilities to support its expansion, two in Texas and one in Tennessee. The two Texas facilities are in the start-up phase of production and the Tennessee facility is expected to begin production in the fall of 1994. The Company also will continue to emphasize additional penetration of the multi-section home market, which in fiscal 1993 represented 25% of the Company's new unit sales compared to approximately 50% of new unit sales in the industry. Multi-section homes consist of two floors which are joined at the home site. The Company is committed to expanding its production capability and increasing its number of sales centers through internal growth and acquisition. The Company also seeks to maximize profit from its finance, insurance and land development operations and to further increase productivity. The Company's executive offices are located at 7025 Albert Pick Road, Suite 301, Greensboro, North Carolina 27409 and its telephone number at that location is 910/855-2400.

RECENT DEVELOPMENTS

    On August 17, 1994, the Company signed an agreement (the "Agreement") to acquire Golden West Homes ("Golden West"), a manufacturer of manufactured homes.
 Golden West has three manufacturing facilities, two in California and one in Oregon. Golden West expects to open a fourth manufacturing facility in Colorado in the fall of 1994. The acquisition of Golden West will allow the Company to diversify its geographic markets into the western United States. During its fiscal year ended December 25, 1993, Golden West had sales of $89.6 million and net income of $653,000. During the six months ended June 25, 1994, Golden West had sales of $55.9 million and net income of $988,000. Pursuant to the Agreement, the Company will issue 700,000 shares of Common Stock and options for Common Stock in exchange for all of Golden West's outstanding capital stock and options. The Company expects to account for the Golden West acquisition as a pooling of interests. The completion of the transactions contemplated by the Agreement are subject to a number of conditions, and there can be no assurance that such conditions will be met. The Company anticipates closing the acquisition of Golden West on or about September 30, 1994.

THE OFFERING

                                                    $75,000,000 aggregate principal amount of      %
    The Debentures . . . . . . . . . . . . . . .      Convertible Subordinated Debentures Due 2004 (the "Debentures").

                                                    The Debentures will mature on       , 2004, unless earlier
    Maturity . . . . . . . . . . . . . . . . . . . .      redeemed or converted.

                                                    Interest on the Debentures at the rate of      % per annum is
    Payment of Interest . . . . . . . . . . . .      payable semiannually on April 1 and October 1 of each year, commencing April 1, 1995. Interest is calculated on the basis of a
                                                      360-day year and twelve 30-day months.

                                                    The Debentures are convertible into Common Stock at the
   Conversion Rights . . . . . . . . . . . . .      option of the holder at any time prior to maturity, unless
                                                    previously redeemed, at a conversion price of $       per share
                                                   (equivalent to a conversion rate of          shares per $1,000
                                                    principal amount of Debentures), subject to adjustment in
                                                   certain events.

  Optional Redemption
  by the Company . . . . . . . . . . . . . .        On or after October 1, 1997, the Company may, upon at least 30 days notice, redeem the Debentures, in whole or in part, at the redemption prices set forth herein, together with accrued interest.

  Change in Control  . . . . . . . . . . . . .      The  Debentures  are  required  to  be  repurchased  at  100%  of  their principal  amount together with accrued interest, at the option of the holder, if a Change in Control (as defined) occurs.

  Subordination  . . . . . . . . . . . . . . . .    The Debentures are subordinated in right of payment to all existing and future
                                                    Senior Indebtedness (as defined) of the Company.The Debentures will also be effectively subordinated to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries.  As of June 30, 1994, Senior
                                                    Indebtedness of the Company was approximately  $__  million.  In  addition, as of  such  date,  there  was  outstanding approximately $__ million of indebtedness and other liabilities,including trade payables, of the Company's subsidiaries. Presently, the Company has contractual agreements preventing the
                                                    Company's finance and retail subsidiaries from paying dividends to the Company, subordinating any debt owed by these subsidiaries to the Company to the subsidiaries' debts to certain creditors and requiring that the Company's dealings with these subsidiaries be fair to the subsidiaries. The Company may enter into additional agreements in the future.  The Indenture contains no limitation on the amount of Senior Indebtedness  or  other  indebtedness  that may  be  incurred  by  the  Company  and  its subsidiaries.

                                                    4


  Use of Proceeds . . . . . . . . . . . . . . .    To  support  the  financing  of  the  Company's  installment  sale  contracts, to  fund  the Company's planned expansion, for possible acquisitions and for other general corporate purposes.

  Listing  . . . . . . . . . . . . . . . . . . .   Application has been made for listing the Debentures on the New York Stock
                                                   Exchange.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
       (IN THOUSANDS, EXCEPT PER SHARE DATA, HOME AND SALES CENTER DATA)

                                                                                                               NINE MONTHS
                                                                                                                   ENDED
                                                                YEARS ENDED SEPTEMBER 30,                        JUNE 30,

                                              1989        1990         1991         1992         1993         1993         1994

STATEMENT OF INCOME DATA:
Net sales................................. $ 76,532     $106,955     $125,507     $184,648     $260,877     $170,500     $272,792
Financial services income.................   18,257       21,861       28,976       39,110       50,051       36,116       44,181
Other income..............................   11,566        8,378        8,151        7,834       11,383        7,043        8,703
Total revenues............................  106,355      137,194      162,634      231,592      322,311      213,659      325,676
Income before income taxes................    4,015        8,784       14,321       21,371       38,892       24,779       35,830
Net income................................    2,836        5,485        8,871       14,015       24,502       15,690       22,787
Earnings per share
 Primary.................................. $    .29     $    .56     $    .77     $   1.00     $   1.26     $    .83     $   1.07
 Fully diluted............................      .29          .55          .71          .90         1.22          .79         1.07
Average shares
 Primary..................................    9,774        9,765       11,484       13,946       19,477       18,831       21,370
 Fully diluted............................   14,104       14,033       15,636       18,069       20,338       20,034       21,388
Cash dividends per share.................. $   .043     $   .043     $   .048     $    .06     $    .08     $    .06     $    .06
Ratio of earnings to fixed charges (1)....     1.3x         1.5x         1.7x         1.8x         2.4x         2.2x         2.8x

OTHER DATA:
Number of homes sold at retail:
 New single-section homes.................    3,205        4,333        4,709        5,563        7,305        4,930        6,872
 New multi-section homes..................      292          593          806        1,890        2,451        1,596        2,310
 Used homes...............................      429          628          645        1,025        1,138          755        1,175
 Total number of homes sold at retail.....    3,926        5,554        6,160        8,478       10,894        7,281       10,357
Average number of sales centers...........       69           68           76           97          112          110          133
Average new unit sales per sales center...       51           72           73           77           87           59           69
Installment sale contracts serviced
 at period end............................ $139,910     $184,897     $237,192     $345,635     $537,892     $479,680     $708,940

                                                    JUNE 30, 1994
                                              ACTUAL        AS ADJUSTED(2)

BALANCE SHEET DATA:
Cash and cash equivalents.....              $ 27,878              $
Total assets..................               548,994               623,994
Notes and bonds payable (3)...               218,854               293,854
Stockholders' investment......               251,805               251,805

    (1) The ratios of earnings to fixed charges were computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest and the portion (one-third) of noncapitalized rental expense considered to be representative of the interest factor.
    (2) Adjusted to reflect the sale of the Debentures offered hereby (but not the exercise of the Underwriters' over-allotment option). No adjustment has been made to reflect 1,546,832 shares subject to outstanding stock options as of September 9, 1994 or to reflect 700,000 shares of Common Stock to be issued in the proposed acquisition of Golden West.
    (3) Includes $____ of debt issued by the Company's subsidiaries which is not guaranteed by the Company.

USE OF PROCEEDS

    Net proceeds to the Company from the Offering are estimated to be $       .
The Company expects to use the net proceeds to support its financing of installment sale contracts and for other general corporate purposes, including potential acquisitions and planned capital expenditures for the expansion of the Company's retail sales network and manufacturing facilities. Until so deployed, the Company intends to use a portion of the proceeds to repay short-term debt and, to the extent not so used, for short-term investments. The Company has ongoing capital needs to support its financing of installment sale contracts and planned expansion. The exact timing of the use of proceeds and the amount used for any specific purpose will depend upon the Company's needs at a given time. The Company generally obtains funds for the financing of installment sale contracts by issuing notes to independent financial institutions or institutional investors secured by pools of installment sale contracts or by securitizing the contracts and selling securities backed by pools of installment sale contracts in public and private transactions. The net proceeds from this Offering may be used to provide short-term funding for installment sale contracts and to provide funds to finance any over-collateralization required in connection with long-term financing for such contracts. While the Company has no specific acquisition under consideration, other than the acquisition of Golden West which will be financed through the issuance of shares of Common Stock, and has not reached any agreement with respect to any potential acquisitions, the Company does from time to time review and consider possible acquisitions and any such acquisition may be financed with cash, shares of Common Stock or debt.

CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1994 (i) on an actual basis and (ii) as adjusted to give effect to the issuance and sale by the Company of the Debentures offered hereby (assuming no exercise of the Underwriters' over-allotment option). This data should be read in conjunction with the consolidated financial statements and the notes thereto included in documents incorporated by reference into this Prospectus.

                                                                        June 30, 1994
                                                                    ACTUAL          AS ADJUSTED(1)
                                                                           (IN THOUSANDS)

Short-term borrowings.....................................        $ 20,000          $ 20,000

Notes and bonds payable:
 Notes collateralized by installment sale contracts (2)
   .......................................................         174,945           174,945
 Other secured indebtedness...............................           3,909             3,909
 Unsecured reset debentures...............................          40,000            40,000
 Debentures offered hereby................................              --            75,000
     Total notes and bonds payable........................         218,854           293,854

Stockholders' investment:
 Preferred Stock, $100 par value, authorized
   500,000 shares; none outstanding.......................        $     --          $     --
 Common Stock, $.50 par value, authorized 100,000,000
   shares; outstanding 20,462,847 shares (1)..............          10,231            10,231
 Additional paid-in capital...............................         144,107           144,107
 Retained Earnings........................................          97,467            97,467
        Total stockholders' investment....................         251,805           251,805

        Total capitalization(1)...........................        $490,659          $565,659

    (1) No adjustment has been made to reflect the 1,546,832 shares of Common Stock issuable upon the exercise of options outstanding as of September 9, 1994 or to reflect 700,000 shares of Common Stock to be issued in the proposed acquisition of Golden West.

    (2) Includes $____ of indebtedness of the Company's subsidiaries which is not guaranteed by the Company.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock has been listed on the New York Stock Exchange since 1986. The following table shows, for the periods indicated, the range of sales prices per share for the Common Stock as reported by the New York Stock Exchange and the cash dividend paid or declared per share:

                                                                  Cash Dividends
                                              High       Low      Per Share

Fiscal 1992
 December 31, 1991..........................$11        $ 7 5/8    $.013
 March 31, 1992............................. 16 5/8     10 1/8     .013
 June 30, 1992.............................. 15 3/4     10 1/8     .013
 September 30, 1992......................... 15         10 1/2      .02
Fiscal 1993
 December 31, 1992.......................... 21 3/8     13          .02
 March 31, 1993............................. 23 5/8     17 1/8      .02
 June 30, 1993.............................. 21 1/4     17 1/4      .02
 September 30, 1993......................... 26 1/8     20 3/4      .02
Fiscal 1994
 December 31, 1993.......................... 28 3/4     22 5/8      .02
 March 31, 1994............................. 29 3/4     20 3/8      .02
 June 30, 1994.............................. 23 7/8     19 1/4      .02
 September 30, 1994 (through September 9)... 29 7/8     22          .02

    On September 9, 1994, the closing sale price of the Common Stock as reported on the New York Stock Exchange was $29. On September 9, 1994, there were approximately 1,110 shareholders of record of the Common Stock.

    The Company has paid regular quarterly cash dividends of $.02 per share on its Common Stock, unadjusted for stock dividends and splits, since 1976. Payments of future cash dividends will depend upon the Company's earnings, financial condition and capital needs and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

    The Company's results of operations for each of the three years in the period ended September 30, 1993 and for the nine months ended June 30, 1993 and 1994 are set forth in the following table.

                                                                                   Nine months
                                                                                     ended
                                            Years ended September 30,               June 30,
                                           1991        1992        1993         1993       1994
                                                              (in thousands)
Revenues
    Net sales                            $125,507    $184,648    $260,877    $170,500    $272,792
    Financial services income              28,976      39,110      50,051      36,116      44,181
    Other income                            8,151       7,834      11,383       7,043       8,703
       Total revenues                     162,634     231,592     322,311     213,659     325,676
Costs and expenses
    Cost of sales                          86,336     127,519     180,217     118,131     190,269
    Selling, general and administrative
     expenses
       Non-financial services              34,208      47,596      63,595      41,706      69,157
       Financial services                   3,750       4,712       6,639       4,898       5,454
    Provision for losses on credit sales    3,700       5,049       6,945       4,557       6,630
    Interest expense
       Non-financial services               4,097       4,421         969         839         313
       Financial services                  16,222      20,924      25,054      18,749      18,749
         Total costs and expenses         148,313     210,221     283,419     188,880     289,846
Income before income taxes                 14,321      21,371      38,892      24,779      35,830
Provision for income taxes                  5,450       7,356      14,390       9,089      13,043
Net income                               $  8,871    $ 14,015    $ 24,502    $ 15,690    $ 22,787

    The following table summarizes certain key sales statistics for each of the last three fiscal years and for the first three quarters of fiscal 1993 and 1994:

                                                                      Nine months
                                                                         ended
                                  Years ended September 30,            June 30,
                                  1991       1992       1993       1993       1994

New units sold                    5,515      7,453      9,756      6,526      9,182
Used units sold                     645      1,025      1,138        755      1,175
Average new single-section
 sales price                    $19,300    $19,800    $21,400    $21,000    $23,600
Average new multi-section
 sales price                    $35,600    $35,000    $38,500    $37,800    $42,200
Weighted average sales centers       76         97        112        110        133
New unit sales per sales center      73         77         87         59         69

NINE MONTHS ENDED JUNE 30, 1993 COMPARED TO NINE MONTHS ENDED JUNE 30, 1994

    Total sales dollar volume increased 60%, reflecting a 41% increase in new unit volume and increases of 12% in the average new unit sales prices of both single-section and multi-section homes. New unit volume increased due to a 21% increase in the weighted average number of sales centers open during the period and a 17% increase in average new unit sales per sales center. Total sales for sales centers open at least one year rose 36%. The increase in the average new unit sales price reflects price increases required to offset rising lumber prices, the effect of the Company's entry into the Texas market where the average size home sold is larger than in the southeast market, and higher selling prices in the southeast due to a change in product mix toward higher-end homes. Sales in the southwest comprised 25% of total new manufactured housing sales dollars in the first nine months of 1994 compared to 9% last year.

    Gross profit as a percentage of sales was 30.3% in the current period compared to 30.7% in the prior year. Margins rose in the Southeast, principally due to manufacturing efficiencies resulting from higher production levels, partially offset by the effects of the Company's expansion into the southwest, where substantially all product was sourced from third party manufacturers. Of the total 1994 new unit sales volume, 76% was manufactured by the Company, compared to 84% in the first nine months of 1993. Production at the second and third Texas plants began in the fourth quarter of fiscal 1994 and production at the Company's new plant in Tennessee is expected to begin in the fall of 1994. Management does not expect a significant improvement in gross margins to be realized from the additional manufacturing plants until late in fiscal 1995 because of the start-up costs associated with bringing new production capacity on line.

    Financial services income, which consists principally of interest income on installment sale contracts retained by the Company, earnings on the Company's retained interests in REMIC securitizations accounted for as sales of receivables and loan servicing fees, increased 22% as a result of the increase in the outstanding serviced loan portfolio from $480 million at June 30, 1993 to $709 million at June 30, 1994, offset slightly by a decrease in the weighted average interest rate. Financial services income did not increase proportionately with the increase in the Company's installment sale contract portfolio because the Company's recent REMIC securitizations have been structured as sales of receivables rather than as collateralized borrowings, as more fully discussed below. Credit sales represented approximately 86% and 84% of the Company's sales dollar volume in fiscal 1994 and 1993, respectively, of which approximately 94% and 92%, respectively, was originated by the Company's credit subsidiary.

    Other income increased 24%, principally due to increased insurance commissions resulting from an improvement in the percentage of total sales for which physical damage coverage was written by the Company's agency and the overall increase in sales, offset by decreases in insurance commissions from favorable loss experience and the continuing decline in endorsement fee income resulting from the Company's emphasis on internal financing of credit sales.

    Total selling, general and administrative expenses increased 60%, from $46,604,000 (21.8% of revenues) in 1993 to $74,611,000 (22.9% of revenues) in
1994 primarily as a result of higher sales volumes and increased servicing costs associated with the increased size of the Company's servicing portfolio. The 1994 period also includes a provision of approximately $2.4 million relating to a long-term incentive compensation plan adopted in 1994. The plan provides for cash bonuses to key management payable in 1996 if certain earnings performance targets are achieved. The amounts of such incentive compensation are directly related to the Company's earnings for the three year period ending in fiscal 1996, and such amounts will be reduced to zero if certain minimum earnings are not achieved. Long-term incentive compensation previously was provided principally in the form of stock options, and accordingly did not result in a charge to earnings. The Company will make additional provisions for compensation payable under the plan based upon earnings through fiscal 1996 in relation to the plan's targeted earnings.

    The provision for losses on credit sales rose 45% over the prior period, principally due to the increase in sales financed by the Company.

    Non-financial services interest expense decreased primarily due to the redemption or conversion of the Company's 6-1/2% and 7-1/2% convertible subordinated debentures in November and December 1992. Financial services interest expense decreased because the Company has begun structuring its REMIC securitizations as sales of receivables instead of as collateralized borrowings, as more fully described below.

Effective October 1, 1993 the Company adopted prospectively Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"
("FAS 109"), which requires use of an asset and liability method to account for temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities. Prior to fiscal 1994 the Company accounted for timing differences between financial and taxable income using the deferred method. Adoption of FAS 109 had the effect of reducing the provision for income taxes and increasing net income by $214,000 ($.01 per share) in the first quarter of fiscal 1994. The Company's effective income tax rate (excluding the reduction in income tax expense arising from the adoption of FAS 109) was 37% in fiscal 1994 compared to 36.7% in fiscal 1993. The increase over fiscal 1993 was the result of higher state income taxes and an increase in the federal income tax rate.


1992 COMPARED TO 1993
    Net sales rose 41% in 1993 reflecting a 31% increase in new unit volume and increases of 8% and 10% in the average new unit sales prices of single-section and multi-section homes, respectively. New unit volume increased due to a 15% increase in the weighted average number of sales centers open during the year and a 13% increase in average new units sales per sales center. Total sales for sales centers open at least one year rose 33%. The primary reasons for the increase in the average new unit selling price were surcharges to pass on higher lumber costs to consumers and the effect of the Company's expansion into the Southwest market where the average size home sold is larger than in the Southeast. The Company has been successful in recovering increased lumber costs from its customers through higher selling prices and does not expect fluctuating lumber prices to have a material adverse effect on its results of operations. Sales of multi-section homes accounted for approximately 25% of new unit sales in both 1993 and 1992.

    Gross profit margins were flat in 1993 at 30.9%. Margins rose in the Southeast, principally due to manufacturing efficiencies resulting from higher production levels, but were offset by the effects of the Company's expansion into the Southwest, where all product was sourced from third party manufacturers in 1993. Of the total 1993 new unit sales volume, 82% was manufactured by the Company, compared to 86% in 1992. Throughout 1993 the Company operated at or near capacity on a single shift basis at three of its manufacturing plants. At year end, a fourth plant was operating at approximately 90% of capacity (compared to approximately 70% at September 30, 1992) and a fifth plant acquired in January 1993 also was operating at approximately 70% of capacity. Production at the Company's first plant in Hillsboro, Texas began in October 1993.

    Financial services income increased 28% to $50 million in 1993 from $39 million in 1992, principally as a result of an increase in the outstanding balance of installment sale contracts from $317 million at September 30, 1992 to $419 million at September 30, 1993, offset slightly by a decrease in the weighted average interest rate. In addition, the Company services installment sale contracts which have been sold to third parties on a limited or nonrecourse basis, having an outstanding balance of $119 million at year end 1993 compared to $29 million in 1992. The 1993 amount includes approximately $59 million of contracts held by the Oakwood Acceptance Corporation 1993-1 REMIC Trust (the 1993-1 REMIC). The 1993-1 REMIC securitization was a sale of receivables rather than a collateralized borrowing, as more fully described in Note 1 to the Company's consolidated financial statements incorporated herein by reference. The effect on the financial statements of recording this sale of receivables is to cause the Company's earnings on the retained interests in the 1993-1 REMIC from the date of sale to be included as a single amount within financial services income, as compared to presenting interest income on the installment sale contracts conveyed to the REMIC as interest income and interest expense on REMIC interests purchased by investors as interest expense in the consolidated statement of income. This difference in presentation was not significant to the 1993 statement of income and had no effect on net income for the year. In future years, structuring REMIC securitizations as sales of receivables will cause slower rates of growth in interest income and interest expense compared to that which would occur if such securitizations were structured as collateralized borrowings.

    Other income increased to $11,383,000 in 1993 from $7,834,000 in 1992. The 1993 amount includes a gain of $1.6 million on the sale of manufactured housing communities (approximately $1 million after tax, or $.05 per share). Excluding the gain, other income rose 24%, principally due to increased insurance commissions resulting from an improvement in the percentage of total sales for which physical damage coverage was written by the Company's agency and the overall increase in sales. Contingent commissions arising from favorable loss experience on policies written by the Company accounted for 4% and 3% of total insurance commissions income in 1993 and 1992, respectively. Endorsement fee income will continue to decline because the Company has substantially ceased selling installment sale contracts on a full recourse basis.

    Total selling, general and administrative expenses increased 34% to $70 million in 1993 compared to 1992, but declined as a percentage of total revenues from 22.6% to 21.8%. Selling, general and administrative expense increases have resulted primarily from higher sales volumes and increased servicing costs associated with the increased size of the Company's servicing portfolio. The Company continues to evaluate the effectiveness and efficiency of its business functions throughout the organization to minimize non-value-added activities, minimize fixed costs and maximize the leverage of spreading fixed costs over an increasingly larger revenue base.

    The provision for losses on credit sales rose 38% over 1992, which is generally consistent with the increase in total financed sales. The Company provides for estimated future losses on current period retail credit sales financed by the Company or sold to financial institutions on a recourse basis. The amounts provided are based on the Company's historical loss experience, current repossession trends and costs, and management's assessment of the current credit quality of the installment sale contract portfolio. Accordingly, the provision for losses on credit sales is not necessarily directly related to current period sales.

    Interest expense increased 3% to $26 million in 1993 from $25.3 million in 1992. The increase resulted from additional debt incurred as the Company expanded its internal financing of credit sales, offset in part by a reduction in non-financial interest expense resulting from the redemption or conversion of the Company's convertible subordinated debentures.

    The Company's effective income tax rate was 37% in 1993 compared to 34% in 1992. The higher effective rate reflects enactment of higher federal corporate income tax rates in the summer of 1993, an increase in income subject to state taxation and a decrease in the significance of preferential tax rates on the Company's credit life insurance subsidiary in relation to total Company-wide earnings.

1991 COMPARED TO 1992

    Net sales increased 47% over 1991, principally as a result of a 35% increase in new unit volume; average new unit selling prices were relatively stable for both single-section and multi-section homes. Total dollar sales increased disproportionately to new unit sales because of an increase in the percentage of new unit sales represented by multi-section homes, which comprised 25% of 1992 unit sales compared to 15% in 1991. New unit volume rose as a result of a 28% increase in the weighted average number of sales centers open during the fiscal year and a 5% increase in average new units sales per sales center. Total sales for sales centers open at least one year rose 15% from 1991.

    Gross profit margins declined slightly from 31.2% in 1991 to 30.9% in 1992. Improved margins at retail and manufacturing efficiencies arising from higher production levels were offset by the need to purchase additional homes from third party manufacturers in order to meet retail demand. Of the total 1992 new unit sales volume, 86% was manufactured by the Company, compared to 93% in 1991.

    Financial services income rose 35% to $39.1 million in 1992 compared to $29 million in 1991, reflecting an increase in the outstanding balance of installment sale contracts owned by the Company from $237 million at September 30, 1991 to $317 million at year end 1992. The weighted average interest rate on installment sale contracts was 13.5% at September 30, 1992 compared to 13.8% at September 30, 1991.

    Other income declined 4% in 1992 to $7.8 million from $8.2 million in 1991, reflecting the continued decline in endorsement fee income as well as a decrease in insurance commissions income. The decrease in insurance commissions was principally due to a decrease in contingent commissions based on the loss experience on policies written by the Company, which comprised 3% of total insurance commissions in 1992 compared to 17% in 1991.

    Total selling, general and administrative expenses increased 37% to $52 million in 1992 compared to $38 million in 1991, reflecting the increased volume of business in 1992. Selling, general and administrative expenses decreased as a percentage of total revenues from 23.3% in 1991 to 22.6% in 1992 as a result of the decreased significance of Company-wide fixed costs on a higher revenue base.

    The provision for losses on credit sales rose 36% in 1992, generally reflecting the increase in retail credit sales. The Company provides for estimated future losses on current period retail credit sales financed by the Company or sold to financial institutions on a recourse basis. The amounts provided are based on the Company's historical loss experience, current repossession trends and costs, and management's assessment of the current credit quality of the installment sale contract portfolio. Accordingly, the provision for losses on credit sales is not necessarily directly related to current period sales.

    Interest expense increased 25% to $25.3 million in 1992 from $20.3 million in 1991, principally due to the higher levels of debt outstanding to support the Company's financing of retail sales.

    The effective income tax rate decreased from 38% in 1991 to 34% in 1992, principally due to lower amounts of income subject to state taxation.

LIQUIDITY AND CAPITAL RESOURCES

    Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by issuing debt collateralized by installment sale contracts or by securitizing such contracts, primarily using REMICs. Over the past five years, the Company has been able to obtain from investors and lenders an increasing percentage of the capital required to fund its finance business, and the related yield over treasurys required by investors has declined, principally because of continued improvement in the performance of installment sale contracts originated by the Company, increasing investor and lender familiarity with asset-backed financing transactions in the manufactured housing industry, and because of the Company's increasingly strong financial performance. The Company expects to originate in excess of $400 million of installment sale contracts in fiscal 1995 and believes it can finance substantially all of this amount through collateralized debt or through securitization of the contracts. During 1993 the Company raised approximately $143 million to finance installment sale contracts, including both collateralized debt and securitizations. In the first nine months of 1994 the Company raised $257 million, including $160 million of REMIC certificates sold to the public in the Company's first public offering of securities backed by installment sale contracts and in July 1994 completed another REMIC securitization of installment sale contracts, the net proceeds of which were approximately $92 million. The public market for asset-backed securities in the manufactured housing industry is well established, and the Company views entering this market as a logical step toward improving the efficiency of capital acquisition. Because the Company intends to continue to expand significantly its retail distribution network and because a large percentage of the Company's customers purchase on credit, the Company will have a substantial need for financing of installment sale contracts in the coming years, and intends to utilize both the public and private markets to broaden the number of sources of financing and minimize its financing costs. On September 3, 1994, the Company filed a shelf registration statement for the registration of $500 million of REMIC certificates.

    In addition to the ongoing need for capital to fund its financing operations, the Company will require capital to execute its ongoing expansion strategy. The Company estimates that its fiscal 1995 capital expenditures will approximate $__ million, comprised principally of leasehold improvements and fixtures relating to retail expansion, initial construction costs on a new headquarters building and computer hardware and software associated with new and enhanced management information systems. In addition to capital expenditures, the retail expansion will require an investment of approximately

$400,000 of working capital for each new sales center, or approximately $18 million for 1995. Capital expenditures and working capital requirements in later years are dependent upon the extent of expansion undertaken in such years.


    The Company may finance any retained investment in installment sale contracts and the retail and manufacturing expansion using internally generated funds, long-term debt and additional equity. Management believes that the proceeds of the offering and internally generated funds will be sufficient to enable the Company to achieve its business expansion plans through at least 1996.

    The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $110 million line of credit facility with a group of banks to provide warehouse financing for installment sale contracts, which bears interest at either prime or LIBOR plus 1.625%. The Company also has a $50 million revolving line of credit secured by inventory bearing interest at either prime or LIBOR plus .75%, and a $5 million unsecured line of credit bearing interest at prime.

REGULATORY DEVELOPMENTS

    In July 1994 new Department of Housing and Urban Development ("HUD") regulations took effect which require that manufactured homes built after July 13, 1994 be constructed to more stringent standards than homes built prior to that date. Such regulations relate principally to methods of construction and installation and are designed to enhance the homes' ability to withstand high winds. The construction and installation standards vary depending on the area ("Zone I, II or III") into which the home is delivered, with Zone II and Zone III standards being significantly more stringent than the prior minimum construction standards mandated by federal law, with Zone III standards being somewhat more stringent than Zone II standards. Standards for Zone I currently are the same as existing standards; however, HUD has stated its intention to issue new Zone I standards by January 1, 1995. Of the Company's 145 sales centers, approximately 10 currently deliver more than two-thirds of their homes into Zones II and III, and approximately 15 sales centers deliver a lesser portion of their unit sales into those Zones. The remaining 120 sales centers deliver homes only into Zone I and are not currently affected. Approximately 15% of the Company's calendar 1993 homes sales would have been affected had the new standards been in effect in calendar 1993.

    The Company intends to increase retail prices to cover the costs of complying with the new standards, including profit on those costs. The increase in the average retail price of the single-section and multi-section homes resulting from such cost increases is approximately 15% and 8%, respectively, for both Zones II and III. The increase in retail price of multi-section homes is less than the increase in the price of single-section homes because some new materials required by the standards (for example, roofing and siding materials) were standard features of the Company's multi-section homes before enactment of the new standards.

    HUD has also issued new thermal standards for manufactured housing, relating principally to insulation ratings and the use of storm windows. The new thermal regulations, which are effective for homes manufactured beginning October 26, 1994, vary depending upon which of three geographic areas into which the home is delivered. About 15% of the Company's calendar 1993 unit sales were delivered into the northernmost thermal zone, for which the new standards are most stringent; approximately 75% of calendar 1993 unit sales were delivered into the central zone and approximately 10% were delivered into the southernmost zone, for which the new standards represent the least change from existing standards. The Company intends to increase retail prices to recover these costs and maintain its gross margins. While the Company is continuing to study the new regulations and its plan for compliance is not yet complete, based on information currently available, management believes that the increase in retail prices arising from adoption of the new thermal standards will range from approximately 3% in the southern region to 8% in the northern region for single-section homes, and from approximately 3% in the southern region to 5% in the northern region from multi-section homes.

    The Company does not believe that the cost increases necessitated by the new wind and thermal standards will have a material adverse effect on the Company's sales or gross margins.

NEW ACCOUNTING STANDARDS

    In November 1992 the Financial Accounting Standards Board (the "Board") adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"), which provides that employers shall recognize the expected cost of providing benefits to former or inactive employees after employment but prior to retirement during the periods during which such employees render services to the employer if certain conditions are satisfied. The Company will be required to adopt FAS 112 prospectively in fiscal 1995, but currently does not believe such adoption will have a material effect on the Company's financial condition or results of operations.

    In May 1993 the Board adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), which is effective for years beginning after December 15, 1994. The Company's installment sale contracts are not included within the technical scope of FAS 114; however, the Company intends to reevaluate its policies with respect to the reserve for losses on credit sales in light of the guidance contained in FAS 114 and make such changes, if any, in such policies as it deems appropriate. Based upon information currently available, the Company does not anticipate making any change in its reserve policies which would have a material effect on the Company's financial condition or results of operations.

    In May 1993 the Board adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), which will require the Company to determine whether its retained interests in REMIC securitizations will be considered to be held to maturity (and carried at amortized cost) or available for sale (and carried at market, with unrealized gains and losses reported as a separate component of stockholders' investment). Such retained REMIC interests currently are carried at amortized cost. The Company will adopt FAS 115 prospectively in fiscal 1995, but does not expect such adoption will have a material effect on the Company's financial condition or results of operations.

BUSINESS

GENERAL

    The Company, founded in 1946, designs, manufactures and markets manufactured homes and finances the majority of its sales. The Company currently operates five manufacturing plants in North Carolina and one manufacturing plant in Texas. At June 30, 1994, Oakwood's manufactured homes were sold exclusively at retail through approximately 145 Company-owned sales centers located principally in the southeastern and southwestern United States. Management believes that the Company's retail sales volume makes Oakwood the largest retailer of manufactured homes in the United States. The Company also develops, manages and sells manufactured housing rental communities and subdivisions and earns commissions on homeowners and credit life insurance written for the Company's customers.

    The Company's goal is to further increase market share in its existing territory and to expand into geographic markets that the Company historically has not served. Since the beginning of fiscal 1992, the Company has added 52 sales centers, including 36 sales centers in Texas, New Mexico, Alabama, Oklahoma, Arizona, Missouri and Arkansas, states in which the Company previously had no locations. During the remainder of calendar 1994, the Company plans to add three manufacturing facilities to support its expansion, two in Texas and one in Tennessee. The two Texas facilities are in a start-up phase of production and the Tennessee facility is expected to begin production in the fall of 1994. The Company also will continue to emphasize additional penetration of the multi-section home market, which in fiscal 1993 represented 25% of the Company's new unit sales compared to approximately 50% of new unit sales in the industry. Multi-section homes consist of two floors which are joined at the home site. The Company is committed to expanding its production capability and increasing its number of sales centers through internal growth and acquisition. The Company also seeks to maximize profit from its finance, insurance and land development operations and to further increase productivity.

RECENT DEVELOPMENTS

    On August 17, 1994, the Company signed an agreement to acquire Golden West, a manufacturer of manufactured homes. Golden West has three manufacturing facilities, two in California and one in Oregon. Golden West expects to open a fourth manufacturing facility in Colorado in the fall of 1994. The acquisition of Golden West will allow the Company to diversify its geographic markets into the western United States. During its fiscal year ended December 25, 1993, Golden West had sales of $89.6 million and net income of $653,000. During the six months ended June 25, 1994, Golden West had sales of $55.9 million and net income of $988,000. Pursuant to the Agreement, the Company will issue 700,000 shares of Common Stock and options for Common Stock in exchange for all of Golden West's outstanding capital stock and options. The Company expects to account for the Golden West acquisition as a pooling of interests. The completion of the transactions contemplated by the Agreement are subject to a number of conditions, and there can be no assurance that such conditions will be met. The Company anticipates closing the acquisition of Golden West on or about September 30, 1994.

INDUSTRY CONDITIONS

    The manufactured housing industry is affected by interest rates, availability of financing, population and unemployment trends in particular regions, availability of alternative housing and other general economic conditions. According to the Manufactured Housing Institute, shipments of manufactured homes were up approximately 20.6% in calendar 1993 as compared to calendar 1992 and 23.5% in calendar 1992 as compared to calendar 1991. Through July 31, 1994, shipments were up 20.7% as compared to the comparable period in 1993. The Company cannot predict whether and to what extent these conditions will continue to improve. Prior to 1992, shipments of manufactured homes had declined every year since 1983 and national shipments in 1991 were at a 27-year low. Management believes that the factors responsible for the decline nationally during this period included weakness in the manufacturing, oil, agricultural and coal industries which comprise an important portion of the customer base for the industry. Additionally, high vacancy rates in apartments, which are an alternative to manufactured home purchases, and high levels of repossession inventories, providing additional lower priced competition to new manufactured homes, resulted in fewer sales of new homes.

MANUFACTURED HOMES

    The Company designs and manufactures several lines of homes, each with a variety of floor plans and decors. Each home contains a living room, dining area, kitchen, two, three or four bedrooms and one or two bathrooms, and is equipped with a range and oven, refrigerator, hot water heater and central heating. Substantially all homes are furnished with a sofa and matching chairs, dinette set, coffee and end tables, carpeting, lamps, draperies, curtains and screens. Optional furnishings and equipment include beds, a fireplace, washing machine, dryer, microwave oven, dishwasher and air conditioning. The homes manufactured by the Company are sold under the registered trademarks "Oakwood" and "Freedom" and the tradename "Victory."

    The Company's manufactured homes are constructed and furnished at the Company's manufacturing facilities, mounted on wheels and transported to the home-site. The Company's manufactured homes are generally occupied as permanent residences but can be transported to new home-sites. The Company's homes are defined as manufactured homes under the United States Code, but were formerly defined as mobile homes. At its North Carolina manufacturing facilities, the Company manufactures 14-foot wide single-section homes and 24-foot and 28-foot wide multi-section homes consisting of two floors which are joined at the home site. At its Texas manufacturing facility, the Company manufactures 16-foot wide single-section homes. The Company's homes range from 50 feet to 76 feet in length. The Company's single-section homes are commonly placed on rental lots in communities of similarly constructed homes.

    The Company currently manufactures homes at its six plants in Richfield, Rockwell and Pinebluff, North Carolina and Hillsboro, Texas. The Richfield facilities include two plants completed in 1969 and 1972. The Rockwell facilities also include two plants, one of which was purchased by the Company in 1978 and the other of which was purchased by the Company in January 1993 and began manufacturing homes in April 1993. The Pinebluff facility was completed in 1986. In May 1993, the Company purchased its manufacturing facility in Hillsboro, Texas. This facility began manufacturing homes in October 1993. Based on the Company's normal manufacturing schedule of one shift per day for a five-day week, the Company's six plants have the capacity to produce approximately 14,500 floors annually, depending on product mix. The Company's manufacturing facilities produced 10,243 floors during fiscal 1993 and produced at an annualized rate of 13,567 floors during the first nine months of fiscal 1994. The Company's Richfield and one of its Rockwell plants operated near capacity at the end of fiscal 1993 and during the first nine months of fiscal 1994. The Company's Pinebluff facility was operating at approximately 90% of capacity during fiscal 1993 and at near capacity during the first nine months of fiscal 1994. The Company's second Rockwell facility, which opened in April 1993, was operating at approximately 70% capacity at the end of fiscal 1993 and operated at approximately 80% capacity during the first nine months of fiscal 1994. The Company's Hillsboro, Texas plant did not begin operation until October 1993 and operated at approximately 40% of capacity for the first nine months of fiscal 1994. The Company currently plans to open three additional manufacturing facilities in calendar 1994, two in Texas and one in Tennessee. The two Texas facilities are in the start-up phase of production and the Tennessee facility is expected to begin production in the fall of 1994.
These three facilities are expected to cost a total of approximately $8 million and add a total manufacturing capacity of approximately 7,500 floors annually.

    In order to improve manufacturing efficiency, the Company has standardized the design of many of its homes and made other changes to its manufacturing processes. The Company has also instituted incentive compensation programs for its manufacturing employees. The Company's manufacturing productivity has increased from 9 floors per employee in fiscal 1989 to 15 floors per employee in fiscal 1993 and for the nine months ended June 30, 1994 on an annualized basis.

    The Company purchases components and materials used in the manufacture of its homes in the open market and is not dependent upon any particular supplier. The principal raw materials purchased by the Company for use in the construction of its manufactured homes are lumber, steel, aluminum, galvanized pipe, insulating materials and plastics. Steel I-beams, axles, wheels and tires, roof and ceiling materials, home appliances, plumbing fixtures, furniture, floor coverings, windows, doors and decorator items are purchased or fabricated by the Company and are assembled and installed at various stages on the assembly line. Construction of the manufactured homes and the plumbing, heating and electrical systems installed in them must comply with the standards set by the Department of Housing and Urban Development ("HUD") under the National Manufactured Home Construction and Safety Standards Act of 1974. These standards were revised effective July 1, 1994 to require stricter wind load and set-up standards, especially with respect to homes sold in certain coastal and other areas which are commonly subject to severe wind conditions. HUD has also issued new thermal standards for manufactured housing, effective October 26, 1994, relating principally to insulation ratings and use of storm windows. Although the new wind and thermal standards will increase the cost of homes the Company sells, the Company does not believe that these regulations will have a material impact on its sales or margins. See "Management's Discussion and Analysis - Regulatory Developments."

    The Company furnishes to each purchaser of a new home manufactured by the Company a one-year limited warranty against defects in materials and workmanship, except for equipment and furnishings supplied by other manufacturers which are frequently covered by the manufacturers' warranties.

    The Company also purchases manufactured homes from other manufacturers for sale at retail. In fiscal 1993 and the first nine months of fiscal 1994, 18% and 24% of the homes sold by the Company were supplied by other manufacturers. The Company is not dependent on any manufacturer and believes there is an adequate supply of manufactured homes available from other manufacturers. The completion of the Company's Tennessee and additional Texas manufacturing facilities should allow the Company to sell a greater percentage of Company manufactured homes in its current markets.

RETAIL SALES

    At June 30, 1994, the Company sold manufactured homes through 145 Company-owned sales centers in 16 states distributed as follows:

States                          Number of Sales Centers
North Carolina                            55
Texas                                     22
South Carolina                            18
Virginia                                  13
Tennessee                                  7
Kentucky                                   6
Missouri                                   5
Arkansas                                   3
Delaware                                   3
Georgia                                    3
West Virginia                              3
New Mexico                                 2
Oklahoma                                   2
Alabama                                    1
Arizona                                    1
Ohio                                       1
                                         -----
                                          145

    The Company also sells used homes acquired as trade-ins and repossessed homes. The Company operates its sales centers under the names "Oakwood Mobile Homes," "Freedom Homes" and "Victory Homes." In fiscal 1993, approximately 77% of the Company's total dollar volume of retail sales represented sales of new homes manufactured
                                         17
by the Company, 20% represented sales of new homes manufactured by others and 3% represented sales of used homes, compared to approximately 83%, 14% and 3%, respectively, in fiscal 1992.

    In fiscal 1993, the Company opened 17 new sales centers and closed three sales centers. At September 30, 1993, the Company had 120 sales centers as compared to 106 sales centers at September 30, 1992. During fiscal 1994, the Company has opened 26 new sales centers and closed one sales center. The Company plans to continue its retail expansion in existing and new markets and plans to open or acquire approximately 35 to 45 sales centers in fiscal 1995, including new sales centers in Kansas, Colorado and other southwestern states as well as a lesser number of new sales centers in the southeast.

    Each of the Company's sales centers is assigned Company-trained sales personnel. Each salesperson is paid a commission based on the gross margin of his sales, and each sales manager is paid a commission based on the profit of the sales center. These commissions may be reduced or increased based on the results of customer satisfaction surveys conducted after the sale. The number of new homes sold per sales center has increased from 51 in fiscal 1989 to 87 in fiscal 1993.

    The following table summarizes certain key statistics with respect to the Company's retail sales for each of the last three fiscal years and for the first three quarters of fiscal 1993 and 1994:

                                                                         Nine  months  ended
                                         Year  ended  September  30,           June  30,
                                          1991       1992       1993       1993       1994
Sales dollar volume (in millions)      $ 125.5    $ 184.6    $ 260.9    $ 170.5    $ 272.8
New units sold                           5,515      7,453      9,756      6,526      9,182
Used units sold                            645      1,025      1,138        755      1,175
Average new single-section sales price $19,300    $19,800    $21,400    $21,000    $23,600
Average new multi-section sales price  $35,600    $35,000    $38,500    $37,800    $42,200
Weighted average sales centers              76         97        112        110        133
New unit sales per sales center             73         77         87         59         69

    Prior to fiscal 1989, single-section homes comprised substantially all of the Company's sales. In 1993, according to the Manufactured Housing Institute, shipments of multi-section homes represented approximately 47% of total units shipped in the industry. During recent years, the Company has placed increasing emphasis on the sale of multi-section homes. The Company expects to continue this emphasis in order to increase its market share of multi-section home sales. The following table sets forth the percentage and number of new single-section and multi-section homes sold by the Company at retail during each of the last five fiscal years and during the nine months ended June 30, 1994:

                                                                                                             Nine
                                                                                                          months ended
                     1989              1990              1991             1992             1993          June 30, 1994

               Percent   Units   Percent   Units   Percent   Units   Percent   Units   Percent   Units   Percent   Units
Single-section
 homes........    91.6   3,205      88.0   4,333      85.4   4,709      74.6   5,563      74.9   7,305      74.8   6,872
Multi-section
 homes........     8.4     292      12.0     593      14.6     806      25.4   1,890      25.1   2,451      25.2   2,310
Total new
 homes........   100.0   3,497     100.0   4,926     100.0   5,515     100.0   7,453     100.0   9,756     100.0   9,182

    The retail sales price for new single section homes sold by the Company in fiscal 1993 generally ranged from $12,000 to $38,000, with a mean sales price of approximately $21,400. The retail sales price of multi-section homes generally ranged from $21,000 to $56,000, with a mean sales price of approximately $38,500.

    The Company believes that its vertical integration provides it with closer customer contact in addition to other competitive advantages in the retail market. Oakwood manufactured homes are available only at Oakwood sales centers, which eliminates discounting by competing dealers and allows the Company to maintain its profit margins and quality reputation. The Company's ability to finance its sales allows the Company to provide prompt credit decisions to its customers.

    The Company's sales have traditionally been higher in the period from late spring through early fall than in the winter months. Because almost all of the homes manufactured by the Company are sold directly to retail customers, the Company has no significant backlog of orders.

RETAIL SALES FINANCING

    A significant factor affecting sales of manufactured homes is the availability and terms of financing. In fiscal 1993, approximately 84% of the Company's retail sales were installment sales arranged by the Company, which generally required a 5% to 10% down payment and provided for equal monthly payments generally over a period of seven to 20 years, and the remaining 16% were paid for with cash. Installment sales are made under installment sale contracts which generally are either retained by the Company or securitized and sold to third-party investors.

    The Company began financing installment sale contracts internally in fiscal 1985. Since that time, the Company's financing activities have generated a growing amount of revenues and a significant percentage of the Company's profits. The Company's financing and servicing activities through OAC allow the Company to earn a greater profit on the installment sale contracts it retains or services than it historically earned on endorsement fees from installment sale contracts sold to independent financial institutions with full recourse to the Company.

    During fiscal 1989, the Company, in conjunction with an outside consulting firm, instituted a centralized credit scoring system to enhance and standardize its credit decision making process. The scoring system was updated in fiscal 1994. The most significant criteria in the system are the stability, income and credit history of the borrower. This system requires a minimum credit score before the Company will consider underwriting a contract.

    The Company retains a security interest in any home it finances. In addition, in certain cases the Company obtains a security interest in the real property on which a home is affixed.

    At June 30, 1994, the Company held and serviced installment sale contracts with a principal balance of approximately $349 million and serviced an additional approximately $360 million principal balance of installment sale contracts generally which it had securitized and sold to investors. The Company receives servicing fees on contracts it has sold but continues to service. A substantial majority of the installment sale contracts held by the Company were pledged to financial institutions as collateral for loans to the Company.

    The Company receives endorsement fees from financial institutions for installment sale contracts it places with them on a full recourse basis. These contracts generally are serviced by the financial institution. Such fees totalled approximately $1.5 million in fiscal 1993. The Company's revenue from endorsement fees is expected to decline in the future because of the Company's emphasis on internal financing of installment sale contracts.

    The Company also sells contracts to others on a limited or nonrecourse basis, including contracts financed through the issuance of Government National Mortgage Association ("GNMA") pass-through certificates which the Company began issuing in fiscal 1992 and contracts sold to other institutional investors. During fiscal 1993 and 1992, OAC issued approximately $15 million and $17 million, respectively, of securities guaranteed by GNMA. With respect to contracts sold with limited recourse, the Company is obligated to pay a portion of any loss incurred on repossession, with the portion varying depending on the institution to which the contracts are sold. The Company provides full servicing on contracts sold with limited recourse.

    The Company's aggregate contingent liability on installment sale contracts sold to financial institutions with full recourse and with limited recourse was approximately $113 million at June 30, 1994, a decrease from approximately $143 million at June 30, 1993. The Company expects this contingent liability to continue to decline because the Company no longer sells contracts with full recourse.

    The Company also sells installment sale contracts without recourse to unrelated financial institutions. The Company does not service these contracts or receive any endorsement fees related to these contracts.

    The following table sets forth the relative percentages of the Company's retail sales which were financed and retained by the Company, sold to other lenders or paid for in cash:



                                                                            Nine  months
                                          Year  ended  September  30,          ended
                                   1989    1990   1991     1992    1993    June 30, 1994

Company retained or held by
 affiliated entities and REMICs...  29%     55%     57%     47%     65%          79%
Sold to unaffiliated lenders:
 With full recourse...............  35%      7%      2%      0%      0%           0%
 With limited recourse............   0%      0%      0%     17%     12%           1%
 Without recourse.................  17%     19%     21%     16%      7%           6%
Paid for in cash..................  19%     19%     20%     20%     16%          14%

    The Company also from time to time considers the purchase of manufactured home installment sale portfolios originated by others. In fiscal 1993, the Company purchased a portfolio with an outstanding principal balance of approximately $32 million. In fiscal year 1994, the Company also purchased the servicing rights to a $60 million portfolio of GNMA contracts.

    The Company's ability to finance installment sale contracts is dependent on the availability of funds to the Company. The Company obtains long-term financing through a variety of sources, including bank loans, sales of notes and REMIC trust certificates to institutional investors and sales of REMIC trust certificates and other securities to the public. In April 1994, the Company sold through an underwritten public offering $160 million of REMIC securities. On September 3, 1994, the Company filed a shelf registration statement for the registration of $500 million of REMIC certificates. Management believes that these sources of financing provide the Company with a significant competitive advantage over others who lack such sources.

    The Company uses short-term credit facilities and internally generated funds to support installment sale contracts until a pool of installment sale contracts is accumulated to provide collateral for long-term financing which is generally at fixed rates.

    Management believes that, with the proceeds of the Offering and other potential financing sources, the Company will have adequate sources of capital to finance its operations in fiscal 1996. If the Company cannot obtain sufficient sources of capital in the future, the Company would have to curtail its financing and expansion activities until other sources could be obtained. Any such curtailment could adversely affect the Company's sales and earnings and reduce the growth of its income during any affected periods.

DELINQUENCY AND REPOSSESSION

    In the event an installment sale contract becomes delinquent, the Company or the financial institution that has purchased the installment sale contract with full recourse to the Company normally contacts the customer within 10 to 25 days in an effort to have the default cured. The Company generally repossesses a home after payments have become 60 to 90 days delinquent if the Company is not able to work out a satisfactory arrangement with the customer. Thereafter, the Company is required to repurchase the installment sale contract for its unpaid principal balance if it has been sold to a financial institution with full recourse. After repossession, the Company attempts to resell the home.


    Management believes that the Company spends greater effort and resources on servicing activities than do independent lenders to whom the Company has sold installment sale contracts with full recourse. In order to minimize repossessions with respect to installment sale contracts sold to others with full recourse, the Company monitors servicing efforts of many of the financial institutions to which the Company has sold installment sale contracts. For three of its major lenders, the Company performs the collection work on all installment sale contracts it has sold with full recourse. The Company is currently responsible for collection activities on approximately 50% of the outstanding installment sale contracts it has sold to independent financial institutions with full recourse, for which it receives fees.

    The Company establishes a reserve for losses on installment sale contracts sold with full or limited recourse or financed by the Company. The reserve is based on the Company's historical frequency of repossession and the average loss incurred per repossession. Losses incurred include the cost of repossessing and refurbishing the home, the cost of resale and any transaction loss incurred upon resale. Actual repossession experience and changes in economic conditions may result in adjustments to the provision for losses related to past retail credit sales. For fiscal 1993, 1992 and 1991, as a result of expenses incurred due to defaults and repossessions, approximately $3.3 million, $4.2 million and $3.3 million, respectively, were charged to the reserve for losses on credit sales. The Company's reserve for losses on credit sales at June 30, 1994 was approximately $15.6 million as compared to approximately $12.5 million at September 30, 1993, $7.4 million at September 30, 1992 and $6.6 million at September 30, 1991. In fiscal 1993, 1992 and 1991, the Company repossessed 1,149, 1,277, and 1,026 homes, respectively. During the first nine months of fiscal 1994 the Company repossessed 981 homes. The Company's inventory of repossessed homes was 284 at June 30, 1994, as compared to 324 homes at September 30, 1993, 352 homes at September 30, 1992 and 447 homes at September 30, 1991. The estimated net realizable value of repossessed homes in inventory at June 30, 1994 was approximately $2.3 million.

    The Company's net losses resulting from repossessions as a percentage of the average principal amount of loans outstanding for fiscal years 1993, 1992 and 1991 were 0.61%, 0.97%, and 0.80%, respectively, and were 0.67% and 0.64% on an annualized basis for the nine months ended June 30, 1994 and 1993, respectively.

    At June 30, 1994 and June 30, 1993, the Company's delinquent installment sale contracts, as a percentage of the total number of installment sale contracts which the Company (i) services or (ii) has sold with full recourse and are serviced by others, were as follows:

                                                        Delinquency percentage at
                                                              June  30,  1994
                           Total  number
                           of  contracts     30 days       60 days      90 days       Total

Company-serviced
 contracts..............       37,569          1.0%         0.2%         0.5%         1.7%

Contracts sold with full
 recourse and serviced
 by others..............        8,313          1.6%         0.3%         0.7%         2.6%

                                                            Delinquency percentage at
                                                                 June 30, 1993
                             Total number
                            of contracts      30 days     60 days     90 days        Total
Company-serviced
 contracts..............       28,530           1.0%       0.3%         0.5%          1.8%
Contracts sold with full
 recourse and serviced
 by others..............       10,246           1.3%       0.3%         0.5%          2.1%

    At June 30, 1994 and June 30, 1993, the Company's delinquent installment sale contracts, as a percentage of the total outstanding principal balance of installment sale contracts which the Company (i) services or (ii) has sold with full recourse and are serviced by others, were as follows:

                                                           Delinquency percentage at
                                                                June 30, 1994
                              Total principal
                           balance of contracts     30 days        60 days       90 days      Total

Company-serviced
 contracts..............        $709,000,000          0.9%            0.2%          0.5%          1.6%

Contracts sold with full
 recourse and serviced
 by others..............        $ 86,000,000          1.9%            0.4%          0.7%          3.0%


                                                               Delinquency percentage at
                                                                    June 30, 1993
                                Total principal
                             balance of contracts    30 days       60 days       90 days      Total
Company-serviced
 contracts..............        $480,000,000          1.0%           0.3%           0.4%         1.7%

Contracts sold with full
 recourse and serviced
 by others..............        $112,000,000          1.4%           0.3%           0.5%         2.2%

INSURANCE

    The Company acts as agent for certain insurance companies and earns commissions on homeowners insurance and credit life policies written for its customers. The Company requires customers purchasing homes pursuant to installment sale contracts to have homeowners insurance until the principal balance is paid. In fiscal 1993, 80% of the Company's customers obtained homeowners insurance through the Company and 28% obtained credit life insurance policies through the Company. Historically, a substantial number of the Company's customers have renewed their homeowners policies through the Company from which the Company receives renewal commissions. The Company's commissions on such policies may be increased or decreased based on the actual loss experience of the portfolio of homeowners policies written by the Company.

    The Company underwrites, through a subsidiary, substantially all of the credit life insurance written by it. The subsidiary's contingent liability is without recourse to the Company.

MANUFACTURED HOUSING COMMUNITIES

    The Company's manufactured housing rental communities offer attractive residential settings for the Company's products. The Company attempts to achieve full occupancy at its communities, after which time it considers the sale of the community. During the last eight fiscal years, the Company has sold ten rental communities, including three in fiscal 1993, at a total pretax profit of approximately $9.2 million. The Company currently owns three rental communities in Augusta, Georgia, Winchester, Virginia and Zephyrhills, Florida and is beginning the development of three new rental communities in Lima, Ohio, Springfield, Missouri and Conway, South Carolina. The Florida, Ohio, Missouri and South Carolina properties were purchased in 1994.

    The Company also is engaged in the development of manufactured housing subdivisions in which homes and lots are sold together. The Company currently is developing four such communities in Calabash, Greensboro, Hendersonville and Pinehurst, North Carolina. The Pinehurst subdivision surrounds an existing golf course included in the property. The Company also owns a 50% interest in a recreational vehicle campground and adjoining undeveloped land in Deltaville, Virginia.

COMPETITION

    The manufactured housing industry is highly competitive with particular emphasis on price, financing terms and features offered. There are multiple retail dealers in most locations where the Company conducts retail operations and numerous firms produce manufactured homes in the Company's market area. Several of these manufacturers, which generally sell their homes through independent dealers, are larger than the Company and have greater financial resources.

    The Company believes that its vertical integration gives it a competitive advantage over many of its competitors because it can control the design, manufacture, distribution and financing of its homes, thereby enabling it to control product quality and inventory levels and to respond promptly to changing customer preferences. The Company competes on the basis of price, reputation, quality, financing ability, service and features offered. Management believes that it competes favorably in these areas.

    Manufactured homes are a form of permanent, low-cost housing and are therefore in competition with other forms of housing, including site-built and prefabricated homes. Historically, manufactured homes have been financed as personal property with financing that has shorter maturities and higher interest rates than have been available for site-built homes. In recent years, however, there has been a growing trend toward financing manufactured housing with maturities more similar to the financing of real estate, especially when the manufactured housing is attached to permanent foundations on individually-owned lots. Multi-section homes generally are attached to permanent foundations on individually-owned lots. As a result, maturities for certain manufactured housing financing have moved closer to those for site-built housing.

EMPLOYEES

    At June 30, 1994, the Company employed approximately 2,500 persons, of which 1,000 were engaged in sales and service, 1,100 in manufacturing and 400 in executive, administrative and clerical positions.

LITIGATION

    The Company is a defendant in certain suits which are incidental to the conduct of its business and does not believe that such suits will have a material adverse effect on the business, financial condition or results of operations of the Company.

REGULATION

    A variety of laws affect the financing of manufactured homes by the Company. The Federal Consumer Credit Protection Act (Truth-in-Lending) and Regulation Z promulgated thereunder require written disclosure of information relating to such financing, including the amount of the annual percentage rate and the finance charge. The Federal Fair Credit Reporting Act also requires certain disclosures to potential customers concerning credit information used as a basis to deny credit. The Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder prohibit discrimination against any credit applicant based on certain specified grounds. The Federal Trade Commission has adopted or proposed various trade regulation rules dealing with unfair credit and collection practices and the preservation of consumers' claims and defenses.
The Federal Trade Commission regulations also require disclosure of a manufactured home's insulation specification. Installment sale contracts eligible for inclusion in the Government National Mortgage Association Program are subject to the credit underwriting requirements of the Federal Housing Administration. A variety of state laws also regulate the form of installment sale contracts and the allowable charges pursuant to installment sale contracts.
 The sale of insurance products by the Company is subject to various state insurance laws and regulations which govern allowable charges and other insurance practices.

    The Company is also subject to the provisions of the Fair Debt Collection Practices Act, which regulates the manner in which the Company collects payments on installment sale contracts, and the Magnuson-Moss Warranty -- Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on products. The Company's collection activities and warranties are also subject to state laws and regulations.

    The Company's manufacture of homes is also subject to the National Manufactured Housing Construction and Safety Standards Act of 1974. In 1976, HUD promulgated regulations under this Act establishing comprehensive national construction standards covering many aspects of manufactured home construction, including structural integrity, fire safety, wind loads and thermal protection. A HUD designated inspection agency regularly inspects the Company's manufactured homes for compliance during construction. The Company believes the homes it manufactures comply with all present HUD requirements. HUD has recently promulgated regulations, effective July 1, 1994, relating to wind loads and set-up requirements, particularly with respect to homes sold in areas commonly subject to severe wind conditions. HUD has also issued new thermal standards for manufactured housing, effective October 26, 1994, relating principally to insulation ratings and use of storm windows. See "Management's Discussion and Analysis - Regulatory Developments."

    The transportation of manufactured homes on highways is subject to regulation by various Federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements. Manufactured homes are also subject to local zoning and housing regulations.

    Management is unaware of any changes or proposed changes in governmental regulations that would have a material adverse effect on the Company's operations or financial condition.

DESCRIPTION OF DEBENTURES

GENERAL

    The Debentures are to be issued under an Indenture, to be dated as of     ,
1994 (the "Indenture"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, between the Company
and     , as Trustee (the "Trustee").  The terms of the Debentures will include those stated in the Indenture and those provisions required by or made a part of by reference to, the Trust Indenture Act of 1939. References to sections are to sections of the Indenture.

    The following statements relating to the Debentures and the Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the Indenture, to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated by reference and the summaries are qualified in their entirety by such reference.

    The maximum aggregate principal amount of the Debentures which may be issued under the Indenture is limited to $75,000,000 ($86,250,000 aggregate principal amount if the Underwriters' overallotment option is exercised in full). The Debentures will be unsecured subordinated obligations of the
Company, will mature on      , 2004, and will bear interest at the rate set
forth on the cover page hereof from date of issuance, payable on April 1, 1995, and semi-annually thereafter on each April 1 and October 1 to the persons in whose names the Debentures are registered at the close of business on the March 15 immediately preceding each April 1 or the September 15 immediately preceding each October 1. Interest will be payable at the offic
of the Trustee in the City of      , and State of       , except that the
Company at its option may pay interest by check mailed to the persons entitle thereto. Principal and premium, if any, will be payable at the office of th
Trustee in the City of       , and State of       , and Debentures may be
presented for registration of transfer or exchange or conversion at such office as provided in the Indenture. The Debentures will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof.

CONVERSION

    Debentures are convertible at their principal amount or any portion thereof which is an integral multiple of $1,000 at any time prior to maturity, subject
to prior redemption at the option of the Company after        , 1997 or
delivery of a Change in Control Purchase Notice (as defined herein) with respect to such Debentures which has not been withdrawn, into shares of the Company's Common Stock, at the conversion price set forth on the front cover hereof, subject to adjustment as described below. The Company will not be required to issue fractional shares of Common Stock but will pay a cash adjustment in lieu thereof. In the case of any Debenture or portion thereof called for redemption, conversion rights will expire at the close of business on the business day immediately preceding the redemption date. Except as otherwise provided in the Indenture, interest accrued shall not be paid on Debentures converted; provided, however, if any Debenture is called for redemption on October 1, 1997, and such Debenture is surrendered for conversion at any time during the ten business days immediately preceding the date fixed for redemption, interest shall accrue on such Debenture through the date fixed for redemption and shall be payable on such redemption date to the person who surrenders such Debenture for conversion.
 If any Debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, such Debenture must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted.

    The conversion price is subject to adjustment in certain events, including
(i) the subdivision, combination or reclassification of the outstanding Common Stock of the Company, (ii) the issuance of Common Stock as a dividend or distribution on Common Stock, (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock (or securities convertible into or exchangeable for Common Stock) at less than the Current Market Price (as defined in the Indenture) of the Common Stock, (iv) the distribution to all holders of Common Stock of shares of any class of capital stock (other than Common Stock) or debt securities or non-cash assets or rights or warrants to purchase assets or securities of the Company (other than those referred to above), (v) the distribution to all or substantially all holders of Common Stock of cash in an aggregate amount that (together with (A) all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment and (B) the aggregate of any cash plus the fair market value of consideration paid in respect of any tender offer by the Company or a Subsidiary for all or any portion of the Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to 20% of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution, (vi) the issuance (with certain exceptions) of Common Stock or securities convertible into, or exchangeable for, Common Stock at less than the Current Market Price of the Common Stock,
(vii) certain mergers, consolidations or sales of assets or (viii) the consummation of a tender offer made by the Company or any Subsidiary for all or any portion of the Common Stock involving an aggregate consideration having a fair market value at the last time tenders may be made pursuant to such tender offer (the "Expiration Time") in an aggregate amount that (together with (A) all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment and (B) the aggregate of any cash plus the fair market value of consideration paid in respect of any tender offer by the Company or a Subsidiary for all or any portion of the Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to 20% of the Company's market capitalization at the Expiration Time. There will be no upward adjustment in the conversion price except in the event of a reverse stock split. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least
__% in the Conversion Price as last adjusted. (Article 4.)

    Certain adjustments to the conversion price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of the Common Stock may result in constructive distributions taxable as dividends to U.S. holders of the Debentures.
Similarly, if instead of adjusting the conversion price upon such issuance, the Company elects at such time to alter the consideration receivable by the holders of the Debentures upon conversion to include the assets such holders would have been entitled to if conversion had occurred prior to the record date for such issuance, the alteration may result in constructive distributions taxable as dividends to U.S. holders of the Debentures.

    Subject to any applicable right of the holders upon a Change in Control (as defined below), in case of any reclassification (excluding those referred to above), merger, consolidation or sale of substantially all the assets of the Company as an entirety, the holder of each outstanding Debenture shall have the right to convert such Debenture only into the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which such Debentures might have been converted immediately prior to the effective date of the transaction. (Section 4.12.)

OPTIONAL REDEMPTION

    The Debentures may be redeemed on or after October 1, 1997, on not less than 30 nor more than 60 days' notice, at the option of the Company, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the principal amount) together with accrued and unpaid interest to the date fixed for redemption (Sections 3.1 and 3.3):

    If redeemed during the 12-month period beginning October 1 in the year indicated, the redemption price (expressed as a percentage of the principal amount) shall be:

              Redemption                       Redemption
    Year        Price           Year             Price
1997              %             2001             %
1998                            2002
1999                            2003
2000                            2004

in each case together with accrued interest up to but not including the date of redemption.

SUBORDINATION OF DEBENTURES

    To the extent set forth in the Indenture, the Debentures will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, or guaranteed. Upon any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation, or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon, and fees and expenses relating thereto) before any payment is made on or in respect of the Debentures. No payment shall be made
                                          26
by or on behalf of the Company on account of principal of or premium, if any, or interest on, or on account of the purchase, redemption or other acquisition of Debentures (including any purchase required as a result of a Change in Control) if there shall have occurred and be continuing any default in the payment of any Senior Indebtedness (as defined below) beyond the period of grace, if any, specified in the instrument evidencing such Senior Indebtedness (a "Payment Default"). In addition, if any event of default with respect to any Senior Indebtedness, other than a Payment Default, occurs and is continuing and as a result thereof the maturity of such Senior Indebtedness may be accelerated (a "Covenant Default"), and the Company and the Trustee receive written notice (such notice being herein referred to as a "Deferral Notice") thereof from the representative of the holders of such Senior Indebtedness, then no payment shall be made by or on behalf of the Company on account or in respect of principal of or premium, if any, or interest on the Debentures or on account of the purchase, redemption or other acquisition of Debentures (including any purchase required as a result of a Change in Control) until the earlier to occur of (x) the date such Covenant Default is cured, effectively waived in writing by the holders of such Senior Indebtedness or otherwise ceases to exist in accordance with the terms of the instruments or agreements creating or evidencing such Senior Indebtedness, (y) the date the holders of such Senior Indebtedness or their respective representatives shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence, or (z) the 179th day after receipt by the Company or the Trustee of such Deferral Notice, if in any such case such payment is otherwise permitted at such time; provided, however, that any number of Deferral Notices may be given, but during any 365 consecutive day period only one such period during which such payments on the Debentures may not be made may commence and the duration of such period may not exceed 179 days, and provided, further, that no subsequent Deferral Notice relating to the same or any other Covenant Default existing or continuing on the date of receipt of any prior Deferral Notice, whether or not such subsequent Deferral Notice is received by the Company or Trustee within 365 days after receipt of such prior Deferral Notice, shall be effective to further prohibit such payments on the Debentures unless all events of default in respect of such Senior Indebtedness shall have been cured or waived after the date of receipt of such prior
Deferral Notice for a period of not less than 180 consecutive days. (Section 5.5.) No such subordination will prevent the occurrence of any Event of Default (as defined in the Indenture) with respect to the Debentures. (Section 5.11.)

    "Senior Indebtedness" means, without duplication, the principal of (and premium, if any) and unpaid interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy laws, but only to the extent allowed or permitted against the bankruptcy or other insolvency estate of the Company in such proceeding), or fees, expenses, reimbursement obligations, indemnity obligations or other amounts due in connection with, all present and future (including all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to)
(i) indebtedness of the Company for borrowed money, (ii) obligations of the Company evidenced by bonds, debentures, notes or similar instruments, other than the Debentures, (iii) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or a subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (iv) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles,
(v) obligations of the Company in respect of letters of credit (or local guarantees, as applicable), or bankers' acceptances issued to the account of the Company or with respect to interest rate protection agreements or currency exchange or purchase agreements, (vi) all obligations of others secured by a lien on any asset of the Company and which obligations are assumed by the Company, and (vii) obligations of the Company under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses
(i) through (vi) above; provided, however, that the following will not constitute Senior Indebtedness: (a) any indebtedness as to which, in the instrument creating the same or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness shall be subordinated to any other indebtedness of the Company, unless such instrument expressly provides that such indebtedness shall be senior in right of payment to the Debentures, (b) any indebtedness of the Company that, by its terms, states that such indebtedness shall not be senior in right of payment to the Debentures, (c) indebtedness of the Company in respect of the Debentures and (d) any indebtedness of the Company to any Affiliate or Subsidiary of the Company. (Section 1.1.)

    By reason of such subordination, in the event of the Company's liquidation, dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of Debentures will be required to pay over
                                         27
their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) unsecured creditors of the Company who are not holders of Debentures or holders of Senior
Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Debentures.

    The Debentures are obligations exclusively of the Company, which is organized as a holding company. Because the operations of the Company are conducted exclusively through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debentures, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to present or future statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Presently, the Company has contractual agreements preventing the Company's finance and retail subsidiaries from paying dividends to the Company, subordinating any debt owed by these subsidiaries to the Company to the subsidiaries' debts to certain creditors and requiring that the Company's dealings with these subsidiaries be fair to the subsidiaries. The Company may enter into additional agreements in the future.

    The Debentures will be effectively subordinated to all liabilities of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    The Debentures will also effectively be subordinated to certain contingent liabilities of the Company and its subsidiaries.

    The Indenture will not limit the amount of future or additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume, or guarantee, nor will the Indenture limit the amount of indebtedness that any subsidiary can incur. As of June 30, 1994, there was outstanding an aggregate of approximately $________ of Senior Indebtedness (excluding guaranties by the Company of certain indebtedness of its subsidiaries). In addition, as of such date, subsidiaries of the Company had approximately $__ million of indebtedness and other liabilities and the Company and its subsidiaries had approximately $__ million of contingent liabilities to which the Debentures are effectively subordinated.

PURCHASE OF THE DEBENTURES AT THE OPTION OF THE HOLDER UPON A CHANGE IN
CONTROL

    In the event of any Change in Control (as defined below) of the Company occurring on or prior to maturity, each holder of Debentures will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount is $1,000 or an integral multiple thereof) of such holder's Debentures on the date that is 35 business days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to the principal amount thereof plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price"). (Section 3.7(a).)

    Within 15 business days after the Change in Control, the Company is obligated to mail to the Trustee and to all holders of Debentures at their addresses shown in the Debenture Register (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things: (i) the date by which the Change in Control Purchase Notice (as defined below) must be given by such holder, (ii) the Change in Control Purchase Price, (iii) the Change in Control Purchase Date, (iv) the name and address of the Trustee and of any other office or agency maintained for the purpose of the surrender of Debentures for purchase, (v) the procedures for withdrawing a Change in Control Purchase Notice and (vi) the procedures that debentureholders must follow to exercise these rights. The Company will cause a copy of such notice to be published in a daily newspaper of national circulation. (Section 3.7(b).)

    To exercise this right, the holder must deliver written notice (a "Change in Control Purchase Notice") to the Trustee or to any other office or agency maintained for such purpose, of the exercise of such right prior to the close of business on the Business Day immediately prior to the Change in Control Purchase Date. The Change in Control Purchase Notice must state (i) the certificate number of the Debenture to be delivered by the holder thereof for purchase by the Company, (ii) the portion of the principal amount of Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof, and
(iii) that such Debentures will be submitted for purchase by the Company on the Change in Control Purchase Date pursuant to the applicable provisions of the Debentures. (Section 3.7(c).)

    Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee or to any other office or agency maintained for such purpose on or prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original Change in Control Purchase Notice. (Section 3.8.)

    Payment of the Change in Control Purchase Price for a Debenture for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Debenture (together with any endorsements) to the Trustee or to any other office or agency maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Debenture will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Debenture. (Sections 3.7(c) and 3.8.) If the Company has deposited with the Trustee, in accordance with the Indenture, money sufficient to pay the Change in Control Purchase Price of such Debenture on the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such Debenture shall cease to be outstanding and interest on such Debenture will cease to accrue, whether or not such Debenture is delivered to the Trustee or to any other office or agency maintained for such purpose, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Debenture). (Section 3.9.)

    Under the Indenture, a "Change in Control" of the Company is deemed to have occurred at such time as (i) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, other than, in any case, a transaction in which the shareholders of the Company immediately prior to such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding Voting Stock of the corporation resulting from such transaction and such shareholders own such 51% or more of the combined voting power of the outstanding Voting Stock of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock (as defined below) of the Company immediately before such transaction or (ii) any person, including its affiliates and associates, other than the Company or its Subsidiaries or employee stock ownership plans or employee benefit plans of the Company or its Subsidiaries, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of the Company's Voting Stock. "Voting Stock" means, with respect to any person, capital stock of such person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 3.7(a).)

    The Company shall make all filings required under and comply with all federal and state securities laws regulating the purchase of Debentures at the option of holders upon a Change in Control. (Section 3.11.) The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management.
                                          29

    If such a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures tendered by the holders thereof. A default by the Company on its obligation to pay the Change in Control Purchase Price could result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions. If a Change in Control were to occur, the Company and its subsidiaries may also be required to repay or refinance certain other indebtedness or obtain appropriate consents from the holders thereof, or the Company and its subsidiaries would be in default under such indebtedness. The Debentures will be subordinated to the prior payment of Senior Indebtedness and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries as described under "Subordination" above.

    In accordance with the Indenture, no Debentures may be purchased if there has occurred and is continuing an Event of Default described under "Defaults and Certain Rights on Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to such Debentures). (Section 3.8.)

MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Indenture provides that the Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes by a supplemental indenture to the Indenture all obligations of the Company under the Debentures and the Indenture, and (ii) the Company or such successor person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such a person in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debentures and the Indenture. (Article 7.) Although such transactions are permitted under the Indenture, certain of the foregoing transactions could constitute a Change in Control of the Company permitting each Holder to require the Company to purchase the Debentures of such Holder as described above. (Section 3.7.)

MODIFICATION OF INDENTURE

    With the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debentures, the Trustee and the Company may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of Debentures; provided, however, that, without the consent of the holder of each outstanding Debenture, no such supplemental indenture shall
(i) extend the stated maturity of any Debenture, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, any premium payable upon the redemption thereof or the amount payable thereon in the event of a Change in Control or acceleration or the amount thereof payable in bankruptcy, (ii) reduce the aforesaid percentage of Debentures the holders of which are required to consent to any such supplemental indenture, (iii) make any change to the definition in the Indenture of the term "Change in Control," or
(iv) make any change that adversely affects the right to convert or the conversion price for any Debenture; provided further that no such supplemental indenture shall modify or eliminate the provisions of the Indenture relating to the subordination of the Debentures in any manner that might terminate or impair the subordination of the Debentures to Senior Indebtedness without the prior written consent of the holders of the Senior Indebtedness. (Section 11.2.)

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

    An Event of Default will be defined in the Indenture as being: (i) default for 30 days in payment of any interest on the Debentures; (ii) default in payment of principal of (and premium, if any, on) any of the Debentures at maturity or upon redemption or purchase by the Company at the option of the holder; (iii) default for 60 days after notice in performance in any material respect of any other covenant in the Indenture or Debentures; or (iv) certain events of bankruptcy, insolvency, receivership or reorganization. (Section 8.1.)

    The Indenture will provide that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest on the Debentures) may be waived by the holders of a majority in aggregate principal amount of the Debentures then outstanding. (Sections 8.2 and 8.4.)

    The Indenture will require the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist. (Section 6.4.) The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, give to the holders of the Debentures notice of all uncured defaults known to it; provided that, except in the case of default in the payment of principal of or premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Debentures. The term "default" for the purpose of this provision only shall mean the happening of any of the Events of Default specified above excluding any notice or grace periods. (Section 9.5.)

    The Indenture will contain a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debentures before proceeding to exercise any right or power under the Indenture at the request of the holders. (Section 9.1.) The Indenture will provide that the holders of a majority in aggregate principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that the proceeding so directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Debentures not consenting. (Section 8.5.)

CONCERNING THE TRUSTEE

  __________ will be the Trustee under the Indenture. The Company maintain certain banking relationships with ______ in the normal course of business.

DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue 100,000,000 shares of its $.50 par value Common Stock and 500,000 shares of its $100 par value Preferred Stock. The Preferred Stock may be issued in one or more series with such terms, preferences and limitations as may be established by the Board of Directors without further shareholder action. No shares of Preferred Stock have been issued. In the event of an unsolicited attempt to take over the Company, the Board of Directors could issue Preferred Stock with rights which could impede the completion of such a takeover and make the Company a less attractive takeover candidate.

    Dividends are payable on shares of the Common Stock when and as declared by the Board of Directors out of funds legally available therefor, subject to any preferences, limitations and relative rights of any series of Preferred Stock that may be issued. Holders of Common Stock are entitled to one vote for each share on all matters. The Company's Board of Directors has three classes and directors are elected to serve three year terms. Each share of Common Stock participates equally in assets available for distribution upon liquidation or dissolution, subject to any preferences, limitations and relative rights of any series of Preferred Stock that may be issued. There are no preemptive or conversion rights nor any redemption or sinking fund provisions relating to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

    Each share of Common Stock has attached to it one right (a "Right") issued pursuant to a Shareholder Protection Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one two-hundredth of a share of Junior Participating Class A Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock for a current exercise price of $40.00 (the "Exercise Price"), subject to future adjustment. The Rights will not become exercisable until after the earliest of (i) the date following the first date of a public announcement that a person has become the beneficial owner of 20% or more of the outstanding Common Stock (an "Acquiring Person") or on which the Company merges with and into any other person, any other person merges with and into the Company or the Company sells or mortgages assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (the "Flip-over Date"), (ii) the tenth business day following the public announcement that a person has become an Acquiring Person (the "Flip-in Date") or (iii) the tenth business day (or such later date fixed by the Board of Directors of the Company) after any person or group commences a tender or exchange offer which, if consummated, would result in such person or group becoming an Acquiring Person (in any such case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on August 22, 2001 (unless extended by the Company), or (iii) the date on which the Rights are redeemed as described below (in any such case, the "Expiration Time"). The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

    In the event that prior to the Expiration Time a Flip-in Date or Flip-over Date occurs, the Company will take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by an Acquiring Person or any transferee thereof, which Rights shall become void) shall constitute, in the case of a Flip-in Date, the right to purchase from the Company shares of Common Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price, and in the case of a Flip-over Date, the right to buy, for the Exercise Price, that number of shares of Common Stock if the Company is the surviving entity, or, if the Company is not the surviving entity, stock of the surviving entity, which have a value equal to twice the Exercise Price.

    In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date or Flip-over Date but prior to the time that an Acquiring Person becomes the beneficial owner of more than 50 percent of the outstanding shares of Common Stock, elect to exchange each of the then outstanding Rights for one share of Common Stock. Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive one share of Common Stock.
                                         32

    The Rights are redeemable by the Corporation at $0.01 per Right prior to the Flip-in Date or Flip-over Date. The Rights have no voting rights and are not entitled to dividends. If the Company becomes obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Junior Participating Class A Preferred Stock, at a rate of one two-hundredth of a share of Junior Participating Class A Preferred Stock for each share of Common Stock.

    The Rights will not preclude a takeover of the Company but may make a takeover more difficult. The Rights may cause substantial dilution to a person or group that acquires 20 percent or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company or unless the acquisition is pursuant to a tender offer which provides for the acquisition for cash of all of the outstanding Common Stock held by any person other than the offeror and which results in such offeror becoming the beneficial owner of 85% or more of the Common Stock then outstanding.

    Wachovia Bank & Trust Company, N.A., Winston-Salem, North Carolina, is the transfer agent and registrar of the Common Stock and of the Rights.

UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities and Legg Mason Wood Walker Incorporated (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has agreed, severally, to purchase from the Company the principal amount of Debentures set forth below opposite their respective names.

                                                Principal
            Name                                   Amount

Merrill Lynch, Pierce, Fenner & Smith
           Incorporated................        $
Donaldson, Lufkin & Jenrette Securities
   Corporation.........................
Montgomery Securities..................
Legg Mason Wood Walker Incorporated....

       Total...........................        75,000,000

    In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the Purchase Agreement, to purchase all of the principal amount of Debentures offered hereby if any of such Debentures are purchased. Under certain circumstances, the commitments of the non-defaulting Underwriters may be increased.

    The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession
not in excess of     % of the principal amount thereof.  The Underwriters may
allow, and such dealers may reallow a discount not in excess of     % of the
principal amount thereof to certain other dealers. After the offering contemplated hereby, the offering price, concession and discount may be changed.

    The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional $11,250,000 principal amount of Debentures to cover over-allotments, if any, at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Debentures offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the principal amount of Debentures proportionate to such Underwriter's initial amount reflected in the foregoing table.

    Nicholas J. St. George, President and Chief Executive Officer of the Company, is a member of the Board of Directors of Legg Mason Wood Walker, Incorporated. Sabin C. Streeter, a managing director of Donaldson, Lufkin & Jenrette Securities Corporation, is a member of the Board of Directors of the Company.

    The Company and its directors and executive officers have agreed not to sell, offer to sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any Common Stock, any securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock (except, in the case of the Company, pursuant to benefit plans) for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    The Company has agreed to indemnify the Underwriters and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters have performed investment banking services for the Company or its subsidiaries in the past.

LEGAL MATTERS

    The validity and legality of the Debentures offered hereby and certain other legal matters will be passed upon for the Company by Kennedy Covington Lobdell & Hickman, L.L.P., 100 N. Tryon Street, Suite 4200, NationsBank Corporate Center, Charlotte, North Carolina 28202. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Kennedy Covington Lobdell & Hickman, L.L.P. may rely on the opinion of Fried, Frank, Harris, Shriver & Jacobson as to matters governed by New York law and Fried, Frank, Harris, Shriver & Jacobson may rely on the opinion of Kennedy Covington Lobdell & Hickman, L.L.P. as to matters governed by North Carolina law. Clarence W. Walker, a partner in the firm of Kennedy Covington Lobdell & Hickman, L.L.P., is a member of the Board of Directors of the Company and Myles E. Standish, a partner in the firm of Kennedy Covington Lobdell & Hickman, L.L.P., is an Assistant Secretary of the Company and a director of one of its subsidiaries. At September __, 1994, Messrs. Walker and Standish, other partners and associates of Kennedy Covington Lobdell & Hickman, L.L.P. and their spouses and minor children, owned beneficially an aggregate of _______ shares of the Common Stock of the Company.

EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 1993 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 6101 of the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.
 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Debentures being offered by this Prospectus. This Prospectus does not contain all rules and regulations of the Commission. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be obtained upon payment of the prescribed fees or examined without charge at the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 1993 and its Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994, which were filed with the Commission, are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents which are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to Secretary, Oakwood Homes Corporation, Post Office Box 7386, Greensboro, North Carolina 27417 (910/855-2400).

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE DEBENTURES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                       TABLE  OF  CONTENTS

                                      Page

Available Information................
Incorporation By Reference...........
Prospectus Summary...................
Use Of Proceeds......................
Capitalization.......................
Price Range of Common Stock and
  Dividend Policy....................
Business.............................
Description of Debentures............
Description of Capital Stock.........
Underwriting.........................
Legal Matters........................
Experts..............................
Additional Information...............
Incorporation of Certain Documents by
 Reference...........................




                                    $75,000,000


                                    OAKWOOD  HOMES
                                     CORPORATION


                                         %  CONVERTIBLE
                                SUBORDINATED  DEBENTURES
                                     DUE  2004





                                     PROSPECTUS

                                MERRILL LYNCH & CO.

                             DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                                MONTGOMERY SECURITIES

                                 LEGG MASON WOOD WALKER
                                     INCORPORATED


                                October  ,  1994

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
    Item 14.  Other Expenses of Issuance and Distribution.
    The following is an itemized statement of expenses of the Registrant in connection with the issuance and delivery of the securities being registered hereby, other than underwriting discounts and commissions, assuming full exercise of the Underwriter's over-allotment option. All amounts are estimates except for the SEC and NASD fees.

SEC registration fee..................      29,743
NASD filing fee.......................       9,125
Accounting fees and expenses..........           *
Legal fees and expenses...............           *
Blue Sky fees and expenses............           *
Trustees fees and expenses............           *
Printing and engraving expenses.......           *
Miscellaneous.........................           *
                                            $
________
*   To be filed by amendment.


    Item 15.  Indemnification of Directors and Officers.

    Sections 55-8-51 and 55-8-56 of the North Carolina Business Corporation Act (the "Act") provide, in substance, that North Carolina corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such proceedings.

    Section 9.5 of the Registrant's Bylaws provides that a director of the Registrant shall have the right to be indemnified by the Registrant against expenses, including reasonable attorneys' fees, incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of the Corporation, arising out of his or her status as such director or as an officer, employee or agent of the Registrant and any liability incurred by him or her, including without limitation, satisfaction of any judgment, money decree, fine, penalty or settlement, for which he or she may have become liable in connection with any such action, suit or proceeding. The Bylaws further contemplate that the indemnification provisions permitted thereunder are not exclusive of any other rights to which such person may be entitled apart from the provisions of the Bylaws, and shall not be limited by the provisions for indemnification in Sections 55-8-51 through 55-8-56 of the Act or any successor statutory provisions.

    Section 55-8-57 of the Act also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against liabilities which they may incur in their capacities as such, whether or not the corporation would have the power to indemnify them under other provisions of the statute. The Registrant has purchased insurance to provide for indemnification of directors and officers.

    Paragraph 11 of the Registrant's Articles of Incorporation provides that a director of the Registrant shall have no personal liability arising out of any action for monetary damages for breach of his or her duty as a director to the full extent permitted by the laws of the State of North Carolina.

    Reference is made to Section ____ of the form of Purchase Agreement filed as an Exhibit to this Registration Statement, pursuant to which the Underwriters thereunder may, under certain circumstances, indemnify the directors and officers of the Company from certain liabilities arising out of the offering of the securities sold thereunder, including liabilities under the Securities Act of 1933, as amended.

Item  16.    Exhibits.

 1      Form of Purchase Agreement (to be filed by amendment).

 4.1     Form of Indenture between Oakwood Homes Corporation and
         _____________, including form of Debenture
        (to be filed by amendment).

 4.2    Restated Charter of the Registrant dated January 25, 1984
        (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1984).

 4.3    Amendment to Restated Charter of the Registrant dated
        February 18, 1988 (incorporated by reference to
        Exhibit 3 to the Registrant's Annual Report on
        Form 10-K for the fiscal year ended September 30,
        1988).

 4.4    Amendment to Restated Charter of the Registrant dated
        April 23, 1992 (incorporated by reference to Exhibit
        3.3 to the Registrant's Annual Report on Form
        10-K for the fiscal year ended September 30, 1992).

 4.5    Restated Bylaws of the Registrant dated November 16, 1990
        (incorporated by reference to Exhibit 3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990).

 4.6    Shareholder Protection Rights Agreement between the
        Registrant and Wachovia Bank of North Carolina,
        N.A., as Rights Agent (incorporated by
        reference to Exhibit 4.1 to the Registrant's
        Quarterly Report on Form
        10-Q for the quarter ended June 30, 1991).

 5 Opinion of Kennedy Covington Lobdell & Hickman, L.L.P. (to be filed by amendment).

12 Computation of Ratios of Earnings to Fixed Charges (to be filed by amendment).

23.1      Consent of Price Waterhouse LLP (filed herewith).

23.2    Consent of Kennedy Covington Lobdell & Hickman, L.L.P.
        (see Exhibit 5).

24      Power of Attorney (see page II-4).

25      Statement of Eligibility and Qualification on Form T-1 of
        ______________, as trustee under the Indenture
        (to be filed by amendment).

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on September 13, 1994.
                                      OAKWOOD  HOMES  CORPORATION


                                      By: /s/ Nicholas J. St. George
                                         Name: Nicholas  J.  St.  George
                                         Title:  President
Dated: September 13,  1994

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Nicholas
J. St. George, C. Michael Kilbourne and Douglas R. Muir his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


     Signature                      Capacity                      Date
/s/  Ralph  L.  Darling           Director  and  Chairman    September 13,  1994
Ralph  L.  Darling                  of  the  Board


/s/  Nicholas  J.  St.  George     Director  and  President  September 13,  1994
Nicholas  J.  St.  George            (Principal  Executive
                                     Officer)

/s/  Robert  D.  Harvey            Director  and  Executive  September 13,  1994
Robert  D.  Harvey                    Vice  President


/s/  A.  Steven  Michael           Director  and  Executive  September 13,  1994
A.  Steven  Michael                    Vice  President


/s/  Dennis  I.  Meyer             Director                  September 13,  1994
Dennis  I.  Meyer


                                            II-4


     Signature                      Capacity                Date




/s/  S.  Gray  Steifel,  Jr.       Director                September 13,  1994
S.  Gray  Steifel,  Jr.






/s/  Clarence  W.  Walker          Director                September 13,  1994
Clarence  W.  Walker




/s/  C.  Michael  Kilbourne        Vice  President        September 13,  1994
C.  Michael  Kilbourne             (Principal  Financial
                                   Officer)


/s/  Douglas  R.  Muir             Treasurer  (Principal  September 13,  1994
Douglas  R.  Muir                  Accounting  Officer)

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            EXHIBITS
                             Item 16

                            FORM S-3
                     REGISTRATION STATEMENT

                    OAKWOOD HOMES CORPORATION
                  Commission File Number 1-7444


                          EXHIBIT INDEX


Exhibit                        Description                                Page

  1         Form of Purchase Agreement (to be filed
               by amendment).

  4.1     Form of Indenture between Oakwood Homes
               Corporation and _____________, including form of Debenture (to be filed by amendment).

  4.2     Restated Charter of the Registrant dated
               January 25, 1984 (incorporated by reference to Exhibit 3.1 to the Registrant's Annual
               Report on Form 10-K for the fiscal year
               ended September 30, 1984).

  4.3     Amendment to Restated Charter of the
               Registrant dated February 18, 1988
               (incorporated by reference to Exhibit
               3 to the Registrant's Annual Report on
               Form 10-K for the fiscal year ended
               September 30, 1988).

  4.4     Amendment to Restated Charter of the
               Registrant dated April 23, 1992
               (incorporated by reference to Exhibit
               3.3 to the Registrant's Annual Report
               on Form 10-K for the fiscal year ended
               September 30, 1992).

  4.5     Restated Bylaws of the Registrant dated
               November 16, 1990 (incorporated by
               reference to Exhibit 3 to the Registrant's
               Annual Report on Form 10-K for the fiscal year ended September 30, 1990).

  4.6     Shareholder Protection Rights Agreement
               between the Registrant and Wachovia Bank of North Carolina, N.A., as Rights Agent

               (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30,
               1991).

  5         Opinion of Kennedy Covington Lobdell &
               Hickman, L.L.P. (to be filed by amendment).

  12       Computation of Ratios of Earnings to Fixed
               Charges (to be filed by amendment).

  23.1    Consent of Price Waterhouse LLP
               (filed herewith).

  23.2    Consent of Kennedy Covington Lobdell &
               Hickman, L.L.P. (see Exhibit 5).

  24       Power of Attorney (see page II-4).

  25       Statement of Eligibility and Qualification
               on Form T-1 of ______________, as trustee under the Indenture (to be filed by amendment).

****************************************************************************
                             APPENDIX

On the Prospectus Cover page a redherring appears on the left-hand side of the page rotated 90 degrees. Text appears as follows:

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


On Page 2 a map is to be inserted where indicated.